

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2015

Via E-Mail
Thomas R. Mika
President and Chief Executive Officer
CollabRx, Inc.
44 Montgomery Street, Suite 800
San Francisco, CA 94104

   Re: **CollabRx, Inc.**
      Amendment No. 2 to Registration Statement on Form S-1
      Filed February 6, 2015
      Amendment No. 3 to Registration Statement on Form S-1
      Filed February 10, 2015
      File No. 333-199477

Dear Mr. Mika:

Although we previously advised you in our letter dated October 29, 2014 that we have not and will not review your filing, the information you recently disclosed regarding the proposed reverse merger with Medytox Solutions, Inc. has prompted us to revise the review level for this filing. We are limiting our review of your filing to disclosure issues relating to the proposed reverse merger. In our comment below, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   This letter formalizes and concisely summarizes the oral comments issued in a phone conversation with your counsel on February 11, 2015.

General

1. Please revise your prospectus throughout so that your disclosure includes a prominent and materially complete description of the proposed business combination with Medytox Solutions, Inc., including the potential effects on your company and investors. Your amendment should include prominent disclosure on the cover page, Prospectus Summary, as well as appropriate additions to the Management's Discussion and Analysis, Business, Management and any other applicable sections.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Gabriel Eckstein at (202) 551-3286 or in his absence, the undersigned at (202) 551-3462 with any questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief—Legal

cc: Via E-Mail
        William Davisson, Esq.
        Goodwin Procter LLP